1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 16, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2011 ANNUAL RESULTS

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* () (the "Company") announces the audited annual results of the Company and its subsidiaries (collectively referred to as the "Group") for the financial year ended December 31, 2011.

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the People's Republic of China (the "PRC"). The Group is principally engaged in mining of bauxite, manufacture and distribution of alumina, primary aluminum and aluminum fabrication products, operating of coal and iron ore businesses as well as trading of non-ferrous metal products sourced from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

FINANCIAL RESULTS

The revenue of the Group for the year ended December 31, 2011 amounted to RMB145.874 billion, representing a year-on-year increase of 20.56%. The profit for the year attributable to the equity holders of the Company amounted to RMB0.238 billion. Earnings per share attributable to the equity holders of the Company was RMB0.02.

FINANCIAL INFORMATION

Financial information extracted from the consolidated financial statements of the Group for the year ended December 31, 2011 prepared in accordance with International Financial Reporting Standards ("IFRS") issued by International Accounting Standard Board ("IASB").

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

For the year ended December 31,

	Note	2011	2010

Revenue	3	145,874,433	120,994,847
Cost of sales		(138,111,367)	(113,349,941)

Gross profit		7,763,066	7,644,906

Selling and distribution expenses		(1,622,788)	(1,573,301)
General and administrative expenses		(2,779,429)	(2,623,740)
Research and development expenses		(218,026)	(164,235)
Impairment loss on property, plant and equipment	2	(279,750)	(701,781)
Other income		185,501	328,853
Other gains, net	4	538,033	491,024

Operating profit		3,586,607	3,401,726

Finance income		138,778	91,109
Finance costs		(3,432,352)	(2,586,293)
Share of profit of jointly controlled entities		122,262	233,784
Share of profit of associates		402,701	240,028

Profit before income tax		817,996	1,380,354

Income tax expense	5	(127,492)	(411,216)

Profit for the year		690,504	969,138

Other comprehensive (loss)/income, net of tax:
Reclassification of cumulated fair value
changes on available-for-sale investments upon disposal		-	(1,155)
Currency translation differences		(22,041)	40,833

Total other comprehensive (loss)/income
for the year, net of tax		(22,041)	39,678

Total comprehensive income for the year		668,463	1,008,816

Profit for the year attributable to:
Equity holders of the Company		237,974	778,008
Non-controlling interests		452,530	191,130

		690,504	969,138

Total comprehensive income for the year attributable to:
Equity holders of the Company		215,933	818,127
Non-controlling interests		452,530	190,689

		668,463	1,008,816

Basic and diluted earnings per share for profit attributable to the equity holders of the Company during the year
(expressed in RMB per share)	6	0.02	0.06

For the year ended December 31,

	Note	2011	2010

Dividends	7	-	154,179

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

December 31,

	Note	2011	2010

ASSETS

Non-current assets
Intangible assets		4,148,770	3,033,875
Property, plant and equipment	2	93,775,373	90,778,672
Non-current assets held for sale		-	40,965
Land use rights and leasehold land		2,558,312	2,180,946
Investments in jointly controlled entities		1,457,229	990,568
Investments in associates		2,492,586	1,212,608
Available-for-sale investments		44,878	44,878
Deferred income tax assets		1,517,339	1,410,781
Other non-current assets		1,169,962	304,199

		107,164,449	99,997,492

Current assets
Non-current assets held for sale		897,031	621,705
Inventories		24,124,379	21,780,047
Trade and notes receivable	8	5,631,765	3,269,973
Other current assets		7,665,985	6,139,969
Financial assets at fair value through profit or loss		5,807	17,208
Restricted cash and time deposits		1,053,435	512,935
Cash and cash equivalents		10,591,306	8,982,710

		49,969,708	41,324,547

Total assets		157,134,157	141,322,039

EQUITY

Equity attributable to equity holders of the Company
Share capital		13,524,488	13,524,488
Other reserves		19,714,708	19,553,623
Retained earnings
- proposed final dividend	7	-	154,179
- others		18,586,803	18,348,502

		51,825,999	51,580,792
Non-controlling interests		6,328,687	5,606,063

Total equity		58,154,686	57,186,855

LIABILITIES

Non-current liabilities
Borrowings		35,968,526	27,723,867
Deferred income tax liabilities		4,456	-
Other non-current liabilities		646,091	677,770

		36,619,073	28,401,637

Current liabilities
Financial liabilities at fair value through profit or loss		2,280	8,559
Borrowings		46,737,845	41,719,869
Other payables and accrued expenses		7,168,325	7,533,069
Trade and notes payable	9	8,401,310	6,376,342
Current income tax liabilities		50,638	95,708

		62,360,398	55,733,547

Total liabilities		98,979,471	84,135,184

Total equity and liabilities		157,134,157	141,322,039

Net current liabilities		(12,390,690)	(14,409,000)

Total assets less current liabilities		94,773,759	85,588,492

Notes:

1.	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). This financial information has been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs.

The principle accounting policies used in the preparation of the Group's financial statements have been consistently applied to all the years presented, unless otherwise stated.

1.1	Going concern

As of December 31, 2011, the Group's current liabilities exceeded its current assets by approximately RMB12,391 million (2010: RMB14,409 million). The Board of Directors of the Company has considered the Group's available sources of funds including:

*

Unutilized banking facilities of approximately RMB42,749 million as of December 31, 2011, of which amounts totaling RMB35,045 million will be subject to renewal during the next 12 months from the date the Group's financial statements were approved. In February 2012, a bank confirmed in writing that it agreed to renew the banking facilities granted to the Company with unutilized banking facilities of approximately RMB11,180 million as of December 31, 2011 upon their expiration in November 2012. Additionally, the directors of the Company are confident that all banking facilities could be renewed upon their expiration based on the Group's past experience with its banks and its good credit standing;

*	The Group's expected net cash inflows from its operating activities in 2012; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

After making enquiries, the Board of Directors of the Company believes that the Group and the Company has adequate resources to continue operation for the foreseeable future not less than 12 months from the date these financial information were approved. The Board of Directors of the Company therefore continues to adopt the going concern basis in preparing these financial information.

1.2	New and amended standards adopted by the Group

Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011, unless otherwise stated.

*	Amendment to IFRS 3, 'Business combinations'

*	Amendment to IAS 34 'Interim financial reporting'

*	Amendments to IAS 1, 'Presentation of financial statements'

*	IAS 27, 'Consolidated and separate financial statements'

*	Amendments to IFRS 7, 'Financial instruments: disclosures'

The adoption of these new standards and amendments to standards does not have material impact on the consolidated financial statements, and does not result in substantial change to the Group's amounting policies.

(b)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and not early adopted.

*	IFRS 9 'Financial instruments'

*	Amendment to IFRS 7 'Disclosures - Transfers of financial assets'

*	Amendment to IAS 1 'Presentation of financial statements'

*	Amendment to IAS 12, 'Income taxes'

*	Amendment to IAS 19, 'Employee benefits'

*	IAS 27 (revised 2011), 'Separate financial statements'

*	IAS 28 (revised 2011), 'Associates and joint ventures'

*	IFRS 10 'Consolidated financial statements'

*	IFRS 11 'Joint arrangements'

*	IFRS 12 'Disclosure of interests in other entities'

*	IFRS 13 'Fair value measurements'

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements and is not expecting any significant impact to the Group's financial position and results.

2.	IMPAIRMENT TESTS FOR PROPERTY, PLANT AND EQUIPMENT

For the year ended December 31, 2011, impairment loss of RMB280 million was recognized in the consolidated statement of comprehensive income. Details of these impairment losses are analyzed as follows:

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "Aurukun Project"). Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. In December 2010, Queensland State Government had offered to the Company a revised development agreement allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement projects (the "December 2010 Offer"). In June 2011, the Queensland State Government withdrew the aforementioned offer and informed the Company a public bidding process on the Aurukun Project will be commenced (the "June 2011 Withdrawal").

In December 2010, as a result of the aforementioned December 2010 Offer, the carrying value of the capitalized development costs attributable to the refinery plant of the Aurukun Project amounting to RMB373 million is fully provided for impairment. In June 2011, in connection with the aforementioned June 2011 Withdrawal of the offer by the Queensland State Government, a government subsidy amounting to RMB64 million (2010: nil) was released from deferred government subsidies and net off against the carrying value of related assets as there is no further performance obligations required. Thereafter, the remaining carrying value of the expenditure pertaining to the Aurukun Project is fully provided for at December 31, 2011. As a result, an additional impairment charge of RMB278 million was recognized in the statement of comprehensive income for the year ended December 31, 2011 and the carrying value of the Aurukun Project is reduced to nil.

Except for the assets related to the Aurukun Project mentioned above, based on management's impairment assessment, there was no significant impairment to other property, plant and equipment of the Group as of December 31, 2011.

3.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the year is as follows:

For the year ended December 31,

	2011	2010

Sales of goods (net of value-added tax)	142,863,166	118,374,341
Other revenue	3,011,267	2,620,506

	145,874,433	120,994,847

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Prepaid current income tax and deferred income tax assets are excluded from segment assets, and current income tax liabilities and deferred income tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the year ended December 31, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segment	elimination	Total

Total revenue	31,127,030	57,979,676	11,794,808	109,172,393	176,078	(64,375,552)	145,874,433
Inter-segment revenue	(28,066,182)	(26,091,820)	(343,608)	(9,848,302)	(25,640)	64,375,552	-

Sales of self-produced
products	35,916,115
Sales of products sourced
from external suppliers	63,407,976
Revenue from external
customers	3,060,848	31,887,856	11,451,200	99,324,091	150,438	-	145,874,433

Segment profit/(loss)	351,903	905,474	(335,932)	670,638	(1,051,498)	277,411	817,996
Income tax expense							(127,492)

Profit for the year							690,504

Other items
Finance income	19,958	24,849	11,976	32,017	49,978	-	138,778
Finance costs	(720,508)	(1,322,311)	(393,680)	(119,325)	(876,528)	-	(3,432,352)
Share of profit of jointly
controlled entities	-	-	-	-	122,262	-	122,262
Share of profit of associates	-	390,407	1,995	-	10,299	-	402,701
Amortization of land use
rights and
leasehold land	30,979	25,042	7,589	15	2,222	-	65,847
Depreciation and
amortization	2,449,016	2,554,844	354,107	3,565	95,064	-	5,456,596
Gain/(loss) on disposal
of property,
plant and equipment	12,165	2,813	(132)	(56)	(2,769)	-	12,021
Impairment loss of property,
plant and equipment	247,997	-	-	-	31,753	-	279,750
Provision for impairment
of inventories	82,714	116,639	26,565	40,923	-	-	266,841
(Reversal of)/provision for
impairment of
receivables,
net of bad debts
recovered	(41,888)	5	8,010	-	-	-	(33,873)

Additions to non-current
assets during the year
Intangible assets	467,426	65,034	13,862	-	787,798	-	1,334,120
Land use rights	1,397	338,680	106,504	-	-	-	446,581
Property, plant and equipment	2,150,181	4,135,453	2,760,745	9,538	109,021	-	9,164,938

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total
				(Note)

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from external
customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Share of profit of jointly
controlled entities	-	-	-	-	233,784	-	233,784
Share of profit of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land
use rights and
leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
Gain/(loss) on disposal
of property,
plant and equipment	2,473	26,974	(48)	-	(75)	-	29,324
Impairment charge of
property, plant and
equipment	(372,629)	(329,152)	-	-	-	-	(701,781)
(Provision for)/reversal of
impairment of
inventories	(15,562)	(18,798)	86	-	-	-	(34,274)
Provision for impairment
of receivables,
net of bad
debts recovered	(20,066)	(1,157)	(1,711)	-	(4,800)	-	(27,734)

Additions to non-current
assets during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant and
equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

Note:

In connection with the significant increase of trading revenue, the Group refined its existing accounting system in order to separately capture sales of self-produced products and products sourced from external suppliers within the trading segment in 2011. However, similar analysis for 2010 is not available as such information was not captured prior to 2011.

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December 31, 2011:
Segment assets	61,051,299	56,843,300	15,749,941	12,219,330	13,386,026	(3,939,370)	155,310,526
Unallocated:
Deferred income tax assets							1,517,339
Prepaid income tax							306,292

Total assets							157,134,157

Segment liabilities	30,771,919	31,233,582	11,953,100	9,696,315	19,568,267	(4,298,806)	98,924,377
Unallocated:
Deferred income tax
liabilities							4,456
Current income tax
liabilities							50,638

Total liabilities							98,979,471

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax
liabilities							95,708

Total liabilities							84,135,184

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended December 31,

	2011	2010

Segment revenue from external customers
- The PRC	143,654,408	120,990,827
- Other countries	2,220,025	4,020

	145,874,433	120,994,847

December 31,

	2011	2010

Non-current assets (excluding financial assets
and deferred income tax assets)
- The PRC	105,322,848	98,112,058
- Other countries	279,384	429,775

	105,602,232	98,541,833

For the year ended December 31, 2011, revenues of approximately RMB32,609 million (2010: RMB28,945 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

4.	OTHER GAINS, NET

For the year ended December 31,

	2011	2010

Realized gain on future, forward and
option contracts, net (Note)	493,325	248,799
Unrealized gain on future, forward and
option contracts, net (Note)	3,531	56,440
Gain on disposal of property, plant and
equipment, net	12,021	29,324
Gain on disposal of available-for-sale
investments	256	156,066
Others	28,900	395

	538,033	491,024

Note:

None of these future, forward and option contracts are designated for hedge accounting.

5.	INCOME TAX EXPENSE

For the year ended December 31,

	2011	2010

Current income tax expense:
- PRC enterprise income tax	230,415	319,479
Deferred income tax (benefit)/expense	(102,923)	91,737

	127,492	411,216

The current PRC enterprise income tax of the Group has been provided at the applicable corporate income tax rate of 25% (2010: 25%) on the estimated assessable profit for the year. Certain branches and subsidiaries of the Company located in western regions of the PRC are granted tax concessions including preferential tax rates of 15% (2010: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which is changed depending on the profitability and tax rate applicable to each branch and the Company, on a combine basis. For the year ended December 31, 2011, the effective tax rate applicable to the Company and its branches on a combine basis is 22.58% (2010: 22.14%).

Share of income tax expense of associates and jointly controlled entities of RMB143 million (2010: RMB77 million) and RMB35 million (2010: RMB23 million) were included in 'share of profit of associates' and 'share of profit of jointly controlled entities', respectively.

6.	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended December 31,

	2011	2010

Profit attributable to equity holders
of the Company (RMB)	237,974,000	778,008,000

Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings per share (RMB)	0.02	0.06

(b)	Diluted

Diluted earnings per share for the years ended December 31, 2011 and 2010 are the same as the basic earnings per share as there are no dilutive potential shares.

7.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retained earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retained earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

The dividends paid in 2011 were RMB154 million (RMB0.0114 per share) (2010: nil).

The Board does not recommend any payment of final dividends for the year ended December 31, 2011.

8.	TRADE AND NOTES RECEIVABLE

As of December 31, 2011, the ageing analysis of trade and notes receivable is as follows:

December 31,

	2011	2010

Within 1 year	5,383,058	3,148,858
Between 1 and 2 years	180,604	33,477
Between 2 and 3 years	26,537	54,716
Over 3 years	412,923	433,988

	6,003,122	3,671,039

Less: Provision for impairment of receivables	(371,357)	(401,066)

	5,631,765	3,269,973

9.	TRADE AND NOTES PAYABLE

As of December 31, 2011, the ageing analysis of trade and notes payable is as follows:

December 31,

	2011	2010

Within 1 year	7,900,950	6,152,987
Between 1 and 2 years	342,504	68,421
Between 2 and 3 years	35,426	117,265
Over 3 years	122,430	37,669

	8,401,310	6,376,342

PRODUCT MARKET REVIEWS

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economy have a significant impact on the aluminum market.

PRIMARY ALUMINUM MARKET

In 2011, caused by volatility in the macro-economies and the turmoil in the Middle East, the price of aluminum fluctuated widely during the year, with an initial upswing followed by a continuous slide. In the first half of the year, factors such as the recovery of the global economy, the quantitative easing policy of the US and the turbulence in the Middle East drove up the price of commodities, which was ensued by a surge in aluminum price. In May, the price of three-month aluminum at London Metal Exchange (hereafter as "LME") hit year-high of USD2,797 per tonne. However, following the spread of sovereign debt crisis in Europe, the price of aluminum plummeted in the second half of the year, particularly in the fourth quarter, with the price of three-month aluminum at LME fell to a year-low of USD1,962 per tonne, representing a drop of over 30%. A similar trend can be observed for the domestic aluminum price, but with a slight time lag as compared to that of LME. In the first half of the year, exports of domestic aluminum products picked up amidst the rumour of adjustments in tax rebate polices on aluminum exports, which expedited the clearance of inventories whilst pushing up the domestic aluminum price. The prices of three-month aluminum at Shanghai Futures Exchange (hereafter as "SHFE") increased to a year-high of RMB18,600 per tonne in early August, after which the price of aluminum fluctuated widely with a downward trend. The average three-month aluminum futures prices for 2011 at LME and SHFE were USD2,410 per tonne and RMB16,893 per tonne, representing a year-on-year increase of 6.1% and 4.4%, respectively.

In 2011, the global output of primary aluminum was approximately 45.60 million tonnes, representing a year-on-year increase of 8.8%; the global consumption of primary aluminum was approximately 45.10 million tonnes, representing a year-on-year increase of 10.0%; the domestic output of primary aluminum was approximately 19.45 million tonnes, representing a year-on-year increase of 24.3% and the domestic consumption of primary aluminum was approximately 19.50 million tonnes, representing a year-on-year increase of 15.4%. As of the end of December in 2011, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 84%, while that of the PRC was 83%.

ALUMINA MARKET

In 2011, international and domestic prices of spot alumina showed an upward then downward trend. At the beginning of the year, prices of primary aluminum and alumina gradually surged as the economy was gathering pace, but after September the price of alumina fell in tandem with aluminum price. The international price of spot alumina peaked at USD440 per tonne, and hit the trough at USD310 per tonne, with an average price of USD413 per tonne, representing a year-on-year increase of 19%; whereas the domestic price of alumina peaked at RMB3,000 per tonne, and hit the trough at RMB2,600 per tonne, with an average of RMB2,786 per tonne, representing a year-on-year decrease of 3%.

In 2011, the global output of alumina was approximately 90.67 million tonnes, representing a year-on-year increase of 10.6% and the consumption was approximately 89.40 million tonnes, representing a year-on-year increase of 7.9%. The domestic output of alumina was approximately 38.81 million tonnes, representing a year-on-year increase of 24.4%; the demand for alumina was approximately 39.04 million tonnes, representing a year-on-year increase of 10.5%; imported alumina amounted to approximately 1.88 million tonnes in 2011, representing a year-on-year decrease of 56.4%. As of the end of December 2011, the capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was 89.3%, while that of the PRC was 81.9%.

ALUMINUM FABRICATION MARKET

In China, the building, transportation and power industries accounted for approximately two-thirds of the aluminum consumption. With the 2010 macro control policies on real estate coming into play and the rolling out of regulatory measures on car purchases in certain cities in 2011, construction of commodity housing and automobile sales have been impacted to some extent, which resulted in a slowing down of aluminum consumption in 2011.

BUSINESS REVIEW

In 2011, in face of an acute and complicated operational environment with upward adjustments in interest rates, tariff hikes and mounting raw materials prices as well as volatility in aluminum price, the Group adhered to structural adjustments and strategic transformation measures aiming at bringing down costs while increasing efficiency, sustaining production and operation as well as ensuring capital stability to reap profits. Such measures include tapping new income sources, cutting expenditure, optimum utilization of assets, tightened investment control and strengthened fundamental management. Meanwhile, the Group has propelled the development of new businesses such as coal and iron ore, achieving initial results in strategic transformation.

1.

Achieving more synergies through leveraging resources advantages in full and optimizing integrated operations. In 2011, the output of self-owned bauxite mines amounted to 13.56 million tonnes, representing a year-on-year increase of 6.5%, the output of alumina amounted to 11.01 million tonnes, representing a year-on-year increase of 8.7%; the output of alumina chemicals amounted to 1.19 million tonnes, representing a year-on-year decrease of 0.8%; the output of primary aluminum products amounted to 3.91 million tonnes, representing a year-on-year increase of 1.56%; and the output of aluminum fabrication products amounted to 0.62 million tonnes, representing a year-on-year increase of 5.8%.

2.

Continuously implement operational transformation and practical management. Through conceptual changes and suitable operational management methods, we are enhancing our transformation ability and extending the scope of our transformation. The Group has extended and applied business transformation to 13 subsidiaries based on the business experience from trial operational transformation of pilot companies, and has established a preliminary operational transformation management and control system with positive results.

3.

Through continuous strengthening of market analysis, research and decision making to enhance our scientific decision-making ability and to fully utilise centralized sales advantages to bolster market position and influence; to further promote the application of e-platform for commercial procurement, with a goal to achieve 100% connection rate for bulk commodities.

4.

Control debt size and optimise debt structure. To ensure that we are able to meet our financing needs, the Group is actively expanding its financing sources, rationalizing its financial arrangements to increase its capital utilization rate while trimming capital cost and minimizing financial risks. Through carrying out special projects to minimize its capital utilization, the Group has increased its cash flow.

5.

Deepening structural adjustments. Through continuously strengthened its mines under construction, the Group has speeded up the construction of mines under construction and commencement of construction of key new mines. While focusing on speeding up alumina restructuring projects through increased production capacity and inventory sales, the Group has achieved solid progress in the implementation of integrated coal-electricity-aluminum projects in the western region of China. Annual capacity of newly added mines amounted to 1.50 million tonnes, additional alumina capacity amounted to 1.90 million tonnes and aluminum capacity amounted to 0.39 million tonnes.

6.

Strengthening research and application of key new technologies to new products; self-innovative products have achieved favourable results in loss control, profit contribution, restructuring, energy saving and emission reduction. The new materials researched and developed by the Group have further enhanced our supply ability in the transportation, electricity power, aviation and aerospace industries, and the Group has the ability to produce and supply in bulk materials for use in high-speed trains and in underground railway materials. Satisfactory results have also been obtained in respect of energy saving and efficiency enhancement from the transformation and application of core technologies to alumina and aluminum production.

7.

Active pursuit of strategic transformation. Following the signing of the settlement agreement between Rio Tinto and the Government of Guinea, the Group signed a side letter with Rio Tinto in respect of the Joint Development Agreement and set up a joint venture entity between a Chinese consortium comprising the Company and three other domestic leading enterprises in the steel, port building, railway construction industries, and the China-Africa Development Fund, which marked a positive stride in pushing ahead the Simandou Project. The commencement of the foundation work for the first 5 million tonnes coal production base in Gansu Province marked positive developments of the Group in the exploration of coal resources in regions such as Gansu, Xinjiang and Inner Mongolia. In addition, Chalco International Trading, a subsidiary of the Group, has entered into a long-term coking coal trading agreement in respect of the coal from the TT Mine with Mongolia Jumbo Co,. Ltd., which marked the beginning of another stable source of coal supply through international trading.

8.

Breakthrough achievement in the key bauxite resources development project in Laos. A Hong Kong subsidiary of the Group, has entered into a joint venture agreement with Laos Services Co., Ltd. pursuant to which a joint venture was officially established and has obtained approvals from the relevant government authorities and certificates for transfer of registered rights. At present, the bauxite mine zones are under general survey, while exploration work is proceeding smoothly as scheduled. The smooth progress of this project will lay down a solid foundation for our sustainable development in long term and is expected to become our major overseas production base and raw materials supply base.

DIVIDENDS

The Board does not recommend any payment of final dividends for the year ended December 31, 2011. This proposal is subject to shareholders' approval at the forthcoming 2011 annual general meeting.

FINANCIAL RESULTS

The revenue of the Group for the year ended December 31, 2011 amounted to RMB145.874 billion, representing a year-on-year increase of 20.56%. Profit for the year attributable to the equity holders of the Company were RMB0.238 billion. Earnings per share attributable to the equity holders of the Company were RMB0.02.

BUSINESS OUTLOOK AND PROSPECTS

In 2012, the recovery of the global economy will still be subject to certain uncertainties and risks of economic downturns arising from the euro debt crisis. As a developing country, China is still in the process of urbanization and industrialization, which provides a promising prospect for the aluminum market. With the recovery of the economy, aluminum consumption will increase to be followed by increase in aluminum price. The Group will continuously strengthen its efforts to bring down costs whilst improve its efficiency, push ahead operational transformation and restructuring adjustments as well as expedite strategic transformation with a view to enhancing levels of profits and risks resistance. To this end, the Group will put efforts on the following key aspects:

1.	Continue to press ahead operational transformation and fasten the formation of a business system with the Group's unique features with a view to refining its levels of management;

2.

Maintain its focus on tapping internal potentials, reducing costs and enhancing efficiency whilst optimizing and improving production and operation analysis through stronger benchmark management, continuous optimization of production targets, lowered consumption and expenditure as well as to prepare flexible production plan according to market conditions;

3.

Actively pursue strategic transformation projects by focusing on strategic transformation and structural adjustments; strengthen the efforts in the construction of restructuring projects to meet production standards and targets to achieve fast investment returns; create the opportunities and ensure the commencement of construction of proposed key restructuring projects;

4.	Reinforce capital management with active use of existing capital; more active use of debt financing instruments to further optimize debt structure to reduce capital cost;

5.

Accelerate breakthroughs in key technologies, increase the rates of transformation and contribution of technological achievements, promote commercial optimization and upgrading, raise the standard of production equipment and consolidate our leading position in technology;

6.	Continue to focus on acquiring resources and energy and fasten the development of resources and energies projects at home and abroad.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included in this results report and other sections.

Business Segments

The Group is principally engaged in alumina refining, primary aluminum smelting, aluminum fabrication products and the trading of related products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacture plants and external customers in the PRC

Headquarters and other operating segments, which mainly include management of headquarters, research and development activities.

Results of Operations

The Group's net profit attributable to the equity holders of the Company for 2011 was RMB238 million, representing a significant decrease from a profit of RMB778 million of the preceding year. This was mainly attributable to the rise in finance cost arising from the consecutive interest hikes under the macro control of the State, the increase in the size of interest-bearing debts of the Company, and the surge in the cost of raw materials, fuels and powers resulting in lowering of the profit margin of the Group's certain major products.

Revenue

The Group's revenue for 2011 was RMB145,874 million, representing an increase of RMB24,879 million or 20.56% from RMB120,995 million of the preceding year. This was mainly attributable to the increase in the external sales and trading volume of the Group's major products.

Cost of Sales

Total cost of sales of the Group was RMB138,111 million for 2011, representing an increase of RMB24,761 million or 21.84% from RMB113,350 million of the preceding year. This was mainly attributable to the continuous increase in the prices of raw materials and fuels and powers, the increase in external sales and trading volume of the Group's major products.

Selling and Distribution Expenses

The Group's selling and distribution expenses for 2011 was RMB1,623 million, representing an increase of RMB50 million or 3.18% from RMB1,573 million of the preceding year. This was mainly attributable to the increase in external sales of the Group's major products, which led to an increase in relevant direct selling expenses.

General and Administrative Expenses

The Group's general and administrative expenses for 2011 were RMB2,779 million, representing an increase of RMB155 million or 5.91% from RMB2,624 million of the preceding year. This was mainly attributable to the net effect of an increase in fees and expenses due to the new establishments of the Group during the year and a decrease in controllable expenses out of general and administrative expenses as compared with the preceding year, as a result of the Company's measures to reduce costs and enhance efficiency.

Impairment Loss on Property, Plant and Equipment

The impairment loss on property, plant and equipment of the Group for 2011 was RMB280 million, which was mainly attributable to additional impairment charge of RMB278 million for the Aurukun Project in Australia during the year.

In June 2011, the Queensland State Government of Australia terminated the negotiation on the joint development of bauxite resources in Aurukun, Australia. Therefore, the carrying value of the capitalized development expenditures pertaining to the Aurukun Project was fully provided for after netting off with the relevant government subsidy. Accordingly, an impairment charge of RMB278 million was recognized. As of December 31, 2011, all carrying value of the related capitalized development expenditures have been fully provided for.

Other income

The Group's other income represented government grants which amounted to RMB186 million for the year ended December 31, 2011, representing a decrease of RMB143 million from RMB329 million of the preceding year.

Other Gains, Net

The Group's other gains, net was RMB538 million for 2011, representing an increase of RMB47 million from RMB491 million of the preceding year. This was mainly due to increase in realized gains from commodity future and option contracts as well as foreign currency forward contracts of the Group.

Operating Profit

Owing to the above major factors, the operating profit of the Group increased by RMB185 million from RMB3,402 million of the preceding year to RMB3,587 million for 2011.

Share of profit of jointly controlled entities

For the year ended December 31, 2011, the Group's share of profit of jointly controlled entities amounted to RMB122 million, representing a decrease of RMB112 million from RMB234 million for the preceding year, primarily due to a decrease in the share of profits from Guangxi Huayin Aluminum Co., Ltd.

Share of profit of associates

For the year ended December 31, 2011, the Group's share of profit of associates amounted to RMB403 million, representing an increase of RMB163 million from RMB240 million for the preceding year, primarily due to the increase in the share of profit of Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. as a result of increase in its sales volume.

Finance Costs, Net

The Group's net finance costs for 2011 was RMB3,294 million, representing an increase of RMB799 million or 32.02% from RMB2,495 million of the preceding year. This was primarily attributable to the increase in the size of interest-bearing debt and several upward adjustment of the interest rate under the macro control of the State during the year, resulting in an increase in the weighted average interest rate of the Group.

Income Tax

The Group's income tax expenses for 2011 was RMB127 million, representing a decrease of RMB284 million or 69.10% from RMB411 million of the preceding year. This was mainly attributable to the significant decrease in the Group's profit before tax for 2011 over the preceding year, which led to a corresponding decrease in income tax expenses; and the increase in deferred income tax assets arising from the changes in applicable income tax rate.

In 2011, the applicable tax of certain branches and subsidiaries of the company situated in the Western region of China changed from 15% to 25% upon expiration of the relevant preferential tax rate treatment. According to the requirements and conditions under the related policies newly enacted, these branches and subsidiaries were not approved to enjoy preferential tax rate by local tax authorities, as such, their recognized deferred tax assets were increased by approximately RMB115 million due to the increase in the future applicable tax rate.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Revenue

The Group's revenue from the alumina segment for 2011 was RMB31,127 million, representing an increase of RMB4,289 million or 15.98% from RMB26,838 million of the preceding year.

The revenue from internal sales of alumina segment for 2011 was RMB28,066 million, representing an increase of RMB3,376 million or 13.67% from RMB24,690 million of the preceding year.

The revenue from external sales of alumina segment for 2011 was RMB3,061 million, representing an increase of RMB913 million or 42.5% from RMB2,148 million of the preceding year.

External sales volume of alumina of the Group increased by 0.9888 million tonnes from 3.5156 million tonnes of the preceding year to 4.5044 million tonnes for 2011.

The average selling price of external sales of alumina of the Group (exclusive of value-added tax) increased by RMB111 per tonne or 4.66% from the selling price of RMB2,382 per tonne of the preceding year to RMB2,493 per tonne for 2011.

Segment Profit

As a result of the foregoing reasons, the Group's segment profit in the alumina segment decreased by RMB725 million from the profit of RMB1,077 million of the preceding year to RMB352 million for 2011 mainly due to the increase in the costs of raw materials and electricity power of the alumina segment from the previous year which offset the profit from increase in sales and selling prices.

Primary Aluminum Segment

Revenue

The Group's revenue from the primary aluminum segment for 2011 was RMB57,980 million, representing an increase of RMB4,725 million or 8.87% from RMB53,255 million of the preceding year.

The revenue from internal sales of primary aluminum segment for 2011 was RMB26,092 million, representing a decrease of RMB756 million or 2.82% from RMB26,848 million of the preceding year.

The revenue from external sales of primary aluminum segment for 2011 was RMB31,888 million, representing an increase of RMB5,481 million or 20.76% from RMB26,407 million of the preceding year.

The Group's external sales volume of primary aluminum products decreased by 0.0873 million tonnes from 3.6435 million tonnes of the preceding year to 3.5562 million tonnes for 2011.

The Group's external average selling price of primary aluminum products increased by RMB971 per tonne or 7.19% from the external average selling price of RMB13,498 per tonne of the preceding year to RMB14,469 per tonne for 2011.

Segment Profit

The Group's segment profit in the primary aluminum segment for 2011 was RMB905 million, representing an increase of profit of RMB546 million from the profit of RMB359 million of the preceding year. Included in this segment profit was share of profit of associates of RMB390 million, representing an increase of RMB160 million from RMB230 million of the preceding year, which was mainly due to the enhanced profit of the Company's associates engaged in coal production as a result of the increase of their production volume.

Aluminum Fabrication Segment

Revenue

The Group's revenue from the aluminum fabrication segment for 2011 was RMB11,795 million, representing an increase of RMB1,329 million or 12.7% from RMB10,466 million of the preceding year.

Segment Loss

The Group's segment loss in the aluminum fabrication segment for 2011 was RMB336 million, representing an increase of RMB12 million in loss or 3.7% from the loss of RMB324 million of the preceding year.

Trading Segment

Revenue

The Group's revenue from the trading segment for 2011 was RMB109,172 million, representing an increase of RMB19,031 million or 21.11% from RMB90,141 million of the preceding year.

The revenue from internal sales of trading segment was RMB9,848 million for 2011, representing an increase of RMB1,689 million or 20.70% from RMB8,159 million of the preceding year. Among which, the internal sales of products purchased from internal sources of the Group was RMB406 million, whereas the internal sales of products purchased from external sources of the Group was RMB9,442 million.

The revenue from external sales of trading segment was RMB99,324 million in 2011, representing an increase of RMB17,342 million or 21.15% from RMB81,982 million of the preceding year. Among which, the external sales of products produced by the Group and sold through the trading segment was RMB35,916 million, whereas the external sales of commodities purchased from external sources of the Group was RMB63,408 million.

Segment Profit

The Group's segment profit in the trading segment for 2011 was RMB671 million, representing a decrease of RMB190 million or 22.07% from the profit of RMB861 million of the preceding year.

Headquarters and Other Operating Segments

Revenue

The Group's revenue from the headquarters and other operating segments for 2011 was RMB176 million, representing a decrease of RMB14 million or 7.37% from RMB190 million of the preceding year.

Segment Loss

The Group's segment loss in headquarters and other operating segments for 2011 was RMB1,051 million, representing an increase of RMB561 million in loss from the loss of RMB490 million of the preceding year, mainly due to an increase of RMB530 million in finance costs as a result of continued interest rate raises by the government for macro control purposes and increase in the Company's interest-bearing debts.

Assets and Liabilities

Current Assets and Liabilities

As of December 31, 2011, the Group's current assets amounted to RMB49,970 million, representing an increase of RMB8,645 million from RMB41,325 million as of the beginning of 2011.

As of December 31, 2011, the Group's cash and cash equivalents amounted to RMB11,645 million, representing an increase of RMB2,149 million as compared with RMB9,496 million as of the beginning of 2011.

As of December 31, 2011, the Group's net inventories amounted to RMB24,124 million, representing an increase of RMB2,344 million from RMB21,780 million as of the beginning of 2011, primarily due to the surge in prices of major products and raw materials and fuel as compared with the beginning of the year as well as an increase in inventories upon an expansion of the Group's newly commissioned capacity, while the increase of RMB266 million in provision for inventory impairment as compared with the beginning of the year had partially offset the above increments.

As of December 31, 2011, the Group's current liabilities amounted to RMB62,360 million, representing an increase of RMB6,626 million from RMB55,734 million as of the beginning of 2011, primarily due to the the replenishment of liquidity resulting from the Company's efforts in optimization of its debt portfolio and an increase in short-term loans.

As of December 31, 2011, the current ratio of the Group was 0.80, representing an increase of 0.06 from 0.74 as of the end of 2010, and the quick ratio was 0.41, representing an increase of 0.06 from 0.35 as of the end of 2010.

Non-current Liabilities

As of December 31, 2011, the Group's non-current liabilities amounted to RMB36,619 million, representing an increase of RMB8,217 million from RMB28,402 million as of the beginning of 2011, primarily due to the issuance of medium-term notes and the non-public issuance of debt financing instruments.

As of December 31, 2011, the debt to asset ratio of the Group was 62.99%, representing an increase of 3.46 percentage points from 59.53% as of the end of 2010.

MEASUREMENT OF FAIR VALUE

The Group strictly adopted policy for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its available-for-sale investments and financial assets and liabilities at fair value through profit or loss (including derivative instruments) are accounted at fair value, others were stated at historical cost.

As of December 31, 2011, the commodity future contracts and foreign currency forward contracts held by the Group, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB4 million and RMB2 million, respectively, representing an increase of RMB4 million and a decrease of RMB15 million, respectively, as compared with the end of 2010. The changes were accounted for as losses on changes in fair value. The amount of future contract for commodity held measured at fair value and accounted for as financial liabilities at fair value through profit or loss was RMB2 million, representing a decrease of RMB7 million from RMB9 million at the end of 2010. The changes were accounted for as gains from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

On December 31, 2011, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price of the finished goods when available for sale. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events. Upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of December 31, 2011 amounted to RMB375 million, representing an increase of RMB266 million as compared with the provisions for impairment of RMB109 million at the end of 2010, primarily due to an increase of RMB266 million in the provision for inventory impairment for the period due to the fact the net realizable value of inventories it held was lower than the carrying value as of the end of the reporting period.

Owing to its features of the inventory turnover process and production process, the Company needs time to process raw materials and work-in-progress inventory into finished goods. Therefore, based on the estimated selling price of finished goods when available for sale, the net realizable value could truly reflect the Company's financial conditions and operating results, and such method is more suitable for its production operation. Principal factors taken into consideration included: the Company has formed a comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity between its inventory turnover process and production process, and continuous processing that is required for turning raw materials and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach in calculating the provision for impairment and use the estimated selling price when available for sale to determine the net realizable value of raw materials and work in progress inventory. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities that exceed the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date and the estimated selling price when available for sale. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price of such finished goods produced and processed are available for sale.

The relevant accounting policy of the Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of December 31, 2011, the Group's accumulated project investment expenditures amounted to RMB10,946 million, which consisted mainly of investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research, including projects such as the expansion and environmental protection alumina project of Guizhou branch, environmentally friendly energy-saving renovation aluminum project of Zunyi Aluminum, Liancheng branch's project in relation to the phasing out of obsolete capacity and environmental protection and energy saving as well as the expansion of Bayer-process ore dressing project of Lanzhou Branch. As of December 31, 2011, the Group's capital commitment for investment in property, plant and equipment amounted to RMB39,976 million, of which those contracted but not provided for amounted to RMB6,451 million and those authorized but not contracted for amounted to RMB33,525 million.

Cash and Cash Equivalents

As of December 31, 2011, the Group's cash and cash equivalents amounted to RMB10,591 million, including foreign currency deposits of RMB296.9 million, RMB18.3 million, RMB6.4 million and RMB6.4 million denominated in US dollars, Hong Kong dollars, Australian dollars and Euro, respectively.

Cash Flows from Operating Activities

For the year ended December 31, 2011, the Group's net cash generated from operating activities amounted to RMB2,490 million, representing a decrease of RMB4,614 million from RMB7,104 million of the preceding year, mainly attributable to the increase in trading volume following the Group's business expansion as well as the increase in utilization of liquidity attributable to newly commissioned production capacity.

Cash Flows from Investing Activities

For the year ended December 31, 2011, the Group's net cash used in investing activities amounted to RMB9,715 million, representing an increase of RMB1,455 million from RMB8,260 million of the preceding year.

Cash Flows from Financing Activities

For the year ended December 31, 2011, the Group's net cash flow generated from financing activities amounted to RMB8,842 million, representing an increase of RMB6,124 million from RMB2,718 million of the preceding year. This was mainly due to the increase of external debt financing during the year.

EMPLOYEES AND PENSION SCHEMES

As of December 31, 2011, the Group had 101,259 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the difference in locality of the plant and the average age of the employees.

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2011. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2011.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended December 31, 2011, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

RISK FACTORS

1.

Price fluctuation of alumina and primary aluminum. The Company operates in the aluminum industry. As in a cyclical industry, aluminum prices are susceptible to changes in the global economy and demand and supply of aluminum, etc. The Company sets the prices for alumina and primary aluminum with reference to international and domestic markets as well as the demand and supply dynamics. These factors might be beyond the control of the Company. If the prices for alumina and primary aluminum are relatively volatile in the international market, there may be adverse impact on the business, financial condition and operating results of the Company.

2.

Supply of raw and ancillary materials such as bauxite and electricity. During the production of alumina, primary aluminum and aluminum fabrication, the Company heavily relies on raw materials such as bauxite and coal as well as the massive and uninterrupted supply of electricity. As the Company has recently boosted its production capacity substantially, the demands for the above raw materials and electricity have therefore increased. If the supplies of raw materials and energy cannot accommodate the production needs of the Company and the prices unexpectedly increase, there will be material impact on the financial position and operating results of the Company.

3.

Market competition. Although the Company has a relatively significant influence in the industry, local and privately-owned enterprises have become its competitors as aluminum industry rapidly develops in China. If the Company fails to effectively operate and manage its business consistently, the operating results of the Company would be adversely affected, and its position in the industry would thus be weakened.

4.

Potential hazards and force majeure. During its operation, the Company may experience substantial accidents which may lead to economic loss or personal casualties. Significant industrial accidents and natural disasters may lead to suspension of certain business segments, or result in economic loss or environmental damages as well as increase in operating expenditure or reduction in sales. The insurance coverage of the Company may not be able or sufficient to compensate for such accidents or their consequences. Should there be any damages which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

AUDITOR

The consolidated financial statements have been audited by PricewaterhouseCoopers, who will retire and not offer themselves for re-appointment at the forthcoming 2011 Annual General Meeting.

The Company has not changed its auditor in any of the three preceding financial years.

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2011 have been reviewed by the Audit Committee of the Company.

SIGNIFICANT EVENTS

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of China Securities Regulatory Commission ("CSRC") and the Shanghai Stock Exchange Listing Rules ("Shanghai Exchange Listing Rules") and seriously performed its governance obligations in line with the requirements of the relevant documents issued by CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and provide return to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

During the reporting period, the Group, by way of public bidding, acquired a 9.5% equity interest in Chalco International Trading from China Aluminum Development Limited at a total consideration of RMB160 million. For details, please refer to the announcement dated March 17, 2011 and the announcement of the resolutions of the annual general meeting dated May 31, 2011 of the Company.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Guarantees

As at the date of this report, the Company provided a joint liability guarantee in favor of Shanxi Huaze Aluminum & Power Company Limited ("Shanxi Huaze") for an outstanding amount of RMB570 million. In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Sub-branch entered into a Guarantee Contract, whereby the Company provided a joint liability guarantee for a loan of RMB1,120 million made for Shanxi Huaze, a subsidiary of the Company. The guarantee would expire two years after the expiry of the debt performance period under the principal contract.

As at the date of this report, the Company provided a joint liability guarantee in respect of a loan of USD300 million of Chalco Trading Hong Kong Co., Limited, its wholly-owned subsidiary. In November 2011, the Company entered into a Guarantee Agreement with Natixis, being the agent for a consortium of lender loans, the guarantee period of which will expire upon full repayment of debts under the principal contract.

Upon consideration at the 2010 annual general meeting convened on May 31, 2011, the shareholders approved the grant of a counter guarantee to Chinalco in respect of the guarantee provided by Chinalco in favor of Rio Tinto plc ("Rio Tinto") in the Simandou iron ore project in Guinea. For details of the matter, please refer to the announcements of the Company dated March 21, and June 1, 2011.

Save as aforesaid, there were no other external guarantees provided by the Company which are required to be disclosed.

6.	Fund Management

There was no fund under the management of third parties that is required to be disclosed during the year.

7.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

When the Company offered its A share in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

To date, both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment only made up an insignificant portion of the Company's revenue. Further, the sales regions of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different. In this regard, there is limited competition between Chinalco and the Company in respect of pseudo-boehmite business.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being. When market conditions become mature, both of Chinalco and the Company will continue to duly complete the matters undertaken within the time limit.

During the year under report, the Company undertook to make the best endeavors to eliminate by proper means, the competition in aluminum business with Jiaozuo Wanfang Aluminum Manufacturing Company Limited within five years.

8.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC or public censures from stock exchanges.

9.	Results Warning for the First Quarter of 2012

It is expected that the Company will record losses for the first quarter of 2012. Relevant details will be disclosed in the First Quarterly Report of the Company.

10.	Explanation of Other Significant Events

Impact of Aurukun Project on the Results of the Company

For reason of not being economically viable, the Development Agreement entered into between the Company and the Queensland State Government was terminated automatically upon its expiry on June 30, 2010. Both parties continued to explore other possible ways for the development of the bauxite resources in Aurukun. At the end of June 2011, the Queensland State Government terminated such further discussion. Pursuant to the relevant accounting standard requirements, the Company made impairment provision during this reporting period for relevant expenditure incurred from the development of such project based on its subsequent estimation on the recoverable amount of Aurukun Project. Please refer to the announcements of the Company dated July 1, 2011 and July 26, 2011 as well as the section headed "Management's Discussion and Analysis on Financial Positions and Results of Operations" in this report for details.

Progress of the Simandou Project in Guinea

The Company entered into a joint development agreement with Rio Tinto on July 29, 2010 for the development of the Simandou Iron Ore Project. On April 22, 2011, Rio Tinto and the Government of Guinea signed a settlement agreement. Based on such settlement agreement, the Company entered into a Joint Development Agreement and a Side Letter with Rio Tinto on October 25, 2011 and held a founding ceremony of the Chinese consortium on November 28, 2011. On March 13, 2012, the National Development and Reform Commission approved the investment of the Chinese consortium in the Simandou Project. Currently, this project is subject to the regulatory procedures of Ministry of Commerce and relevant administrations of foreign exchange in PRC. Please refer to the announcements of the Company dated April 27, 2011 and October 26, 2011 for details.

Non-public Offering of A shares

On January 30, 2011, the resolution for the proposed non-public offering of A shares to no more than ten target investors was approved at the tenth meeting of the fourth session of the Board of the Company, under which no more than one billion RMB denominated ordinary shares (A shares) would be issued. The proposal was considered and approved by the shareholders at the 2nd Extraordinary General Meeting for 2011, 1st Class Meeting for Holders of A Shares for 2011 and 1st Class Meeting for Holders of H Shares for 2011 held on April 14, 2011. On April 15, 2011, the Company submitted the application materials to China Securities Regulatory Commission for its non-public offering. On August 15, 2011, the Listing Committee of the China Securities Regulatory Commission conditionally approved the Company's application for non-public offering of A shares. On 20 September 2011, the Company received from China Securities Regulatory Commission the "Approval Concerning the Non-public Issue of Shares by Aluminum Corporation of China Limited" (Zheng Jian Xu Ke [2011] No. 1496), pursuant to which the Company's proposed non-public issue of not more than 1 billion A shares has been approved. The approval shall be valid for six months from the date of such grant. On March 8, 2012, it was resolved at the 23rd meeting of the fourth session of the Board of the Company that the Company would cease to proceed the proposed issuance, and at the same time resolved to propose the issuance of not more than 1.25 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. Please refer to the announcements of the Company dated January 30, 2011, April 15, 2011, August 15, 2011, September 22, 2011 and March 8, 2012 for details.

By order of the Board
Xiong Weiping
Chairman and Chief Executive Officer

Beijing, the PRC
16 March, 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary